Gray Television, Inc.
4370 Peachtree Road NE Atlanta, GA 30319
Phone: 404-504-9828 Fax: 404-261-9607
August 30, 2011
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gray Television, Inc. Form 10-K for fiscal year ended December 31, 2010 Filed March 11, 2011 File No. 001-13796
Dear Mr. Spirgel:
Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) in your letter dated August 2, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K of Gray Television, Inc. (“Gray” or the “Company”) for the fiscal year ended December 31, 2010.
We are writing to respond to the comments contained in the Comment Letter. To facilitate your review of our replies, we have incorporated the Staff’s original comments immediately above our replies.
Comment #1:
Form 10-K for fiscal year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Liquidity and Capital Resources, page 41
1. We note that during the fiscal year ending December 31, 2011, you expect to incur approximately $59 million in interest on your long-term debt obligations and you also expect your capital expenditures to be between $15 million and $20 million. Please provide a more detailed and quantified (if possible), discussion of whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your

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operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
Reply to Comment #1:
The Company undertakes in future filings to provide a more detailed and, to the extent practicable, quantified discussion of whether then-existing cash, cash equivalents, net cash from operations and other available sources of liquidity will be sufficient to fund its operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months. In addition, the Company undertakes to provide a discussion regarding the Company’s ability to meet its long-term liquidity needs.
Comment #2:
Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference
Executive Compensation, page 21
Compensation Discussion and Analysis, page 21
2. With respect to your annual incentive plan compensation awards, we note your disclosure that your Management Personnel Committee established performance goals for 2010 for your named executive officers that are based 75% on corporate financial performance and 25% on individual performance. Specifically, we note your disclosure that individual performance objectives for your named executive officers were established and approved by your Management Personnel Committee and were considered a key component of your annual incentive awards made to your named executive officers. Please expand your disclosure to describe the specific individual objectives for each named executive officer that are taken into account when determining your annual incentive compensation awards. Please provide us with proposed disclosure using information from your 2010 proxy statement. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Reply to Comment #2:
The individual performance objectives taken into account when determining annual incentive compensation awards are qualitative in nature, and each such objective relates to competitively sensitive information. As such, we believe that disclosure of such objectives would result in competitive harm to the Company and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
As described in the Company’s 2011 proxy statement, the individual performance objectives are intended to keep the Company’s named executive officers focused on specific key

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objectives important to Gray’s future success. The performance objectives, if disclosed, would represent and reflect our confidential internal goals for our business, financial, operational and legal strategies. Neither these objectives nor any of the elements thereof are released or disclosed to the public. We believe that such public disclosure of the objectives would cause substantial harm to our competitive position and future operations by allowing our competitors and counterparties to use such information to unfairly compete with us.
As a result of the foregoing, we do not believe it is appropriate to provide proposed disclosure using information from our 2011 proxy statement.
Comment #3:
Grants of Plan-Based Awards in 2010, page 36
3. We note that in lieu of providing a Grants of Plan-Based Awards Table, you reference specific charts and a discussion on page 28 related to your annual incentive compensation. However, your disclosure in your proxy materials does not provide the required tabular information pursuant to Item 402(d) of Regulation S-K. Therefore, please revise to provide the information required pursuant to Item 402(d) of Regulation S-K. This includes providing tabular disclosure of each grant of an award made to your named executive officers in your last completed fiscal year under any compensation plan. Provide estimated future payouts for both non-equity and equity incentive plan awards at the threshold, target and maximum levels for each of your named executive officers.
Reply to Comment #3:
The Company undertakes to include, in future filings, the tabular information required pursuant to Item 402(d) of Regulation S-K.
Comment #4:
Outstanding Equity Awards at December 31, 2010, page 36
4. Revise to provide your outstanding equity awards information in only one table as required pursuant to Item 402(f) of Regulation S-K.
Reply to Comment #4:
The Company undertakes to include, in future filings, the outstanding equity award information in only one table as required pursuant to Item 402(f) of Regulation S-K.
At the specific request of the Staff, we acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect

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to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff has any comments or questions related to this response, please contact the undersigned by telephone at 404-504-9828, fax at 404-261-9607 or email at jim.ryan@gray.tv
Sincerely,
Gray Television, Inc.

By:	/s/ James C. Ryan James C. Ryan
Senior Vice President and Chief Financial Officer

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